UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               TravelNow.com Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   89490A 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Jeff Wasson, President
                               TravelNow.com Inc.
          318 Park Central East, Suite 418, Springfield, Missouri 65806
                          (417) 864-3600 Extension 127
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 27, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89490A 10 7

1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Jeff Wasson   ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     Not applicable

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

     No

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH

             7.  SOLE VOTING POWER       1,938,767
             -------------------------------------------------------------------

             8.  SHARED VOTING POWER             0
             -------------------------------------------------------------------

             9.  SOLE DISPOSITIVE POWER  1,938,767
             -------------------------------------------------------------------

             10. SHARE DISPOSITIVE POWER         0
--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Jeff Wasson   1,938,767

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     Not Applicable

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.8%

14.  TYPE OF REPORTING PERSON

     IN

                                  SCHEDULE 13D

     This Schedule 13D (the "Schedule 13D") is being filed by Mr. Jeff Wasson relating to shares of common stock of TravelNow.com Inc., formerly Sentry Accounting, Inc. ("Issuer").

     This Schedule 13D relates to shares of common stock of the Issuer ("Common Stock") issued to Mr. Wasson as a result of the merger of TravelNow.com Inc. into Sentry Accounting, Inc., and a stock dividend declared by the surviving entity in favor of all shareholders of record as of July 28, 1999.

ITEM 1. SECURITY AND ISSUER:

     Securities acquired:  Shares of Common Stock, No Par Value.

     Issuer:               TravelNow.com Inc.
                           (formerly Sentry Accounting, Inc.)
                           318 Park Central East, Suite 306
                           Springfield, Missouri 65806

ITEM 2. IDENTITY AND BACKGROUND:

     TravelNow.com Inc., ("TravelNow"), a Florida corporation (formerly Sentry Accounting, Inc.) is an Internet company that originated as an unbiased hotel booking system which has grown into a full-service travel system including hotel, car rental, airfare and Eurail passes with principal offices at 318 Park Central East, Suite 306, Springfield, Missouri 65806. Mr. Wasson is an officer, Director and full-time employee of TravelNow.

          (a) Jeff Wasson;

          (b) 318 Park Central East, Suite 306, Springfield, Missouri 65806;

          (c) President, Director and full-time employee of TravelNow.com Inc., 318 Park Central East, Suite 306, Springfield, Missouri 65806;

          (d) Mr. Wasson has not been convicted in a criminal proceeding during the last five (5) years;

          (e) Mr. Wasson is not nor has he been during the past five (5) years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result thereof, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

          (f) USA.

ITEM 3. SOURCE AND AMOUNT OF FUNDS:

     The shares of Sentry Accounting, Inc., a Florida corporation, located at 321 North Kentucky Avenue, Suite 1, Lakeland, Florida 33801 (a company now known as TravelNow.com Inc.), were acquired by Mr. Wasson as a result of (1) the merger of TravelNow.com Inc. into Sentry Accounting, Inc. and (2) a subsequent dividend declared by Sentry--all as described in the responsive materials to
Item 4 of this SEC form Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION:

     TravelNow.com Inc. ("TravelNow"), a Missouri corporation, and Sentry Accounting, Inc. ("Sentry"), a Florida corporation, merged effective July 27, 1999, with Sentry as the surviving corporation (the "Agreement And Plan Of
Reorganization By And Between Sentry Accounting, Inc, And TravelNow.com Inc." was filed with the Issuer's Form 8-K dated August 6, 1999, and is by this reference made a part hereof and incorporated herein). As a result of the merger Mr. Wasson as a shareholder of TravelNow received 369,289 shares in Sentry for the shares he previously held in TravelNow. On July 13, 1999, the Company filed an Information Statement pursuant to Sections 14(C) and 14(F) of the 1934 Exchange Act which is by this reference made a part hereof and incorporated herein.

     The Board of Directors declared a stock dividend of 4.25 shares for each share held by each shareholder of record on July 28, 1999. Mr. Wasson as a shareholder received 1,569,478 shares in Sentry as a stock dividend.

     Mr. Wasson does not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Company. Mr. Wasson reserves the right to acquire or dispose of additional securities of the Issuer, if and when permitted by law to the extent deemed advisable in light of market conditions and any other relevant factor.

     Mr. Wasson does not have any present plans or proposals which would result in any of the following:

          (a) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (b) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (c) any change in the present Board of Directors or officers of the Company;

          (d) any material change in the present capitalization or dividend policy of the Company;

          (e) any other material change in the Company's business or corporate structure;

          (f) any change in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (g) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (h) causing a class of securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (i) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY:

          (a) As of August 5, 1999, Mr. Wasson was the owner of 1,938,767 shares or 18.8% of the outstanding Common Stock of the Company.

          (b) Mr. Wasson has the sole power to vote and dispose of the shares which he holds.

          (c) None other than that referred to in Item 4 above.

          (d) Not Applicable.

          (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

     Mr. Wasson does not have an agreement written or otherwise with any other shareholder of the Company to vote, not vote or otherwise take any action in concert with respect to his beneficial ownership in the shares of the Company which he owns.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS:

     Exhibit 1 Agreement And Plan Of Reorganization By And Between Sentry Accounting, Inc. And TravelNow.com Inc.*


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



By: /S/ Jeff Wasson                                               August 6, 1999
-------------------                                               --------------
Jeff Wasson

                                  EXHIBIT INDEX

     Exhibit 1 Agreement And Plan Of Reorganization By And Between Sentry Accounting, Inc. And TravelNow.com Inc.*

* Note: Exhibit 1 was filed with the Issuer's Form 8-K on August 6, 1999, which Form 8-K is by this reference made a part hereof and incorporated herein.